UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-34837

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,
Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(6)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule l01(b)(7): ____

Note: Regulation S-T Rule 101(6)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public’ under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Luokung Technology Corp.

Luokung Technology Corp. Reports

The First Six Months of Fiscal Year 2021 Unaudited Financial Results

Luokung Technology Corp. (Nasdaq: LKCO) (“Luokung,” “we” or the “Company”), today announced the financial results for the six months ended June 30, 2021. The financial statements and other financial information included in this Form 6-K are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Financial Highlights for the Six Months Ended June 30, 2021:

Revenues for the six months ended June 30, 2021 increased 417.1% to $37,826,905 from $7,315,577 for the six months ended June 30, 2020;

Net loss of $26,722,686 for the six months ended June 30, 2021 as compared to net loss of $18,902,165 for the six months ended June 30, 2020.

Basic and diluted loss per share was $0.09 for the six months ended June 30, 2021, which remains the same as that for the six months ended June 30, 2020. Weighted average shares outstanding for the six months ended June 30, 2021 and 2020 were 307,146,263 and 211,365,515, respectively.

“For the first half of the 2021 fiscal year, our revenue increased to $37.83 million, or 417.1%, from $7.32 million in comparison to the same period of the 2020 fiscal year. Our continued investment in technology has resulted in what we believe is a superior portfolio of products and a competitive edge in the markets in which we operate. We are very pleased with our market growth in 2021, which has enabled us to achieve record revenues during this period, growing revenue to more than five times that of the prior-year period. We completed the acquisition of a 100% equity interest control in eMapgo Technology (Beijing) Co., Ltd. in March 2021 and quickly began integrating their portfolio of products and technical capabilities into Luokung. As a result, we believe we have established great competitive advantages in smart transportation (autonomous driving, smart highway, vehicle-road collaboration), natural resource asset management (carbon neutrality and environmental protection remote sensing data service) and Location Based Services (‘LBS’) smart industry application spatial-temporal data commercialization. We expect to build on the positive momentum of the first half of 2021 as additional business orders are executed and delivered in the remainder of the year.” said Mr. Song Xuesong, Chief Executive Officer.

Results of Operations - Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020

Revenue

Our revenues primarily comprise of internet LBS and related smart industry services and smart transportation from our VIEs, Jiangsu Zhong Chuan Rui You Information and Technology Limited (“Zhong Chuan Rui You”), Beijing Wave Function Culture Development Co., Ltd.(“Wave Function”), SuperEngine Graphics Software Technology Development (Suzhou) Co., Ltd (“SuperEngine”) and eMapgo Technologies (Beijing) Co., Ltd. (“EMG”).

Internet LBS and related smart industry services

LBS Business

Zhong Chuan Rui You and Wave Function derive revenue from the provision of user acquisition services to their advertisers on the strength of the LBS services they offer; customers pay them based on performance, as measured by CPI (Cost Per Install), CPM (Cost Per Mile), and CPC (Cost Per Click). They recognize revenue over time because customers receive and consume the benefit of their advertising services throughout the contract period.

Software and services

SuperEngine generates revenues primarily in the form of sale of a software license and provision of technology services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology support services and technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the right to use the software is provided to its customers.

Technology support service revenue is recognized over time as the services are performed because the customer receives and consumes the benefit of its performance throughout the contract period. Technology solution service revenue is recognized at the point in time when the service is completed. It bills for the services it has performed in accordance with the terms of the contract. It recognizes the revenues associated with these professional services as it delivers the services to the customers.

Smart transportation

Map data licensing

EMG provides perpetual map data licenses to customers and collects one time license fees from customers. Revenue are recognized at the point in time when customers obtain the right to use the map data.

Autonomous driving simulation & verification test

EMG provides data collection and desensitization for compliance with legal requirements to system manufacturers and automobile manufacturers for autonomous driving simulation and verification testing. Revenues are derived from the provision of data collection and desensitization service for compliance with legal requirements. Revenues are recognized over time as the services are performed because the customer receives and consumes the benefit of its performance throughout the contract period.

Map service platform local deployment

Through local deployment, EMG provides a one-time map service platform license or a map service platform license for a certain period with timely updates to the map service platform during such contract to certain public sectors and enterprises to support their location-based application. The map service platform includes map data and software that support certain map applications such as display, search, routing and others. Revenues from a map data license for a certain period are recognized ratably over time because the customer receives and consumes the benefit of the Group’s map services throughout the contract period.

For the six months ended June 30, 2021, we had revenue of $37,826,905, as compared to revenue of $7,315,577 for the six months ended June 30, 2020, an increase of $30,511,328, or 417.1%.

●	LBS Business

For the six months ended June 30, 2021, revenue from the LBS business was $31,633,177, an increase of $24,555,015, or 346.9%, from $7,078,162 for the six months ended June 30, 2020. The increase was mainly due to the integration and continuous improvement of geographic information points of interest (POI), characteristic areas of interest (AOI) and other data with AI algorithms, which subsequently improved advertising conversion to meet a growing customer base and increased demand.

●	Software and services

Platform Software and Services For the six months ended June 30, 2021, revenue from sales of remote sensing and GIS data management service platform software and services increased to $4,388,912, from $237,415 for the six months ended June 30, 2020.

●	EMG Business

EMG, a leading provider of navigation and electronic map services in China, contributed revenue of approximately $1,804,816 during the period since the acquisition of the control of EMG closed on March 17, 2021. This revenue was mainly driven by HD Map data services provided to auto makers in connection with autonomous driving.

Operating costs and expenses

Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses.

Cost of Revenues

Cost of revenues increased by 414.4% to $34,341,999 for the six months ended June 30, 2021 from $6,676,517 for the six months ended June 30, 2020.

The cost of revenues primarily consists of traffic acquisition costs and salary and benefit expenses. Our traffic acquisition costs may vary due to a number of factors, including scale, targeted audience and the geography of traffic.

Salary and benefit expenses for employees directly involved in data collection and processing, direct production costs, which are primarily comprised of field survey-related costs and hard disk materials costs, and depreciation of facilities and equipment used in data collection and processing.

Selling and marketing expense

Our selling and marketing expense mainly includes promotional and marketing expenses and compensation for our sales and marketing personnel.

Selling expense totaled $2,343,601 for the six months ended June 30, 2021, as compared to $617,839 for the six months ended June 30, 2020, an increase of $1,725,762 or 279.3%. The increase was primarily attributable to an increase in salaries of approximately $528,000 due to an increase in number of marketing personnel and an increase in marketing and advertising expenses of approximately $1,116,000.

General and administrative expense

Our general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel, rent, fees and expenses for legal, accounting and other professional services.

General and administrative expense totaled $14,866,329 for the six months ended June 30, 2021, as compared to $12,561,785 for the six months ended June 30, 2020, an increase of $2,304,544 or 18.3%. The increase was primarily attributable to an increase in consulting fees of approximately $4,906,000, an increase in legal and professional fees of approximately $1,620,000, an increase in salary expenses of approximately $729,000 and an increase in professional fees of approximately $393,000, offset by a decrease in impairment for goodwill of approximately $3,620,000 and a decrease in impairment loss of accounts and other receivables of approximately $3,048,000.

Research and development expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel.

Research and development expenses totaled $11,379,986 for the six months ended June 30, 2021, as compared to $4,343,682 for the six months ended June 30, 2020, an increase of $7,036,304 or 162.0%. The increase was primarily attributable to an increase in salaries of approximately $1,362,000 due to an increase in number of staff in the R&D department, an increase in amortization of intangible assets of approximately $2,418,000 as a result of the acquisition of a 100% equity interest in EMG and an increase in software developments expenses of approximately $2,868,000.

Loss from operations

As a result of the factors described above, for the six months ended June 30, 2021, loss from operations amounted to $25,105,010 as compared to loss from operations of $16,884,246 for the six months ended June 30, 2020, an increase of $8,220,764, or 48.7%.

Other income/expense

Other income/expense primarily includes interest expenses from other loans and foreign currency gains/losses.

For the six months ended June 30, 2021, other expense, net, amounted to $1,901,065 as compared to other expense, net, of $2,017,919 for the six months ended June 30, 2020, a decrease of $116,854, or 5.8%, which was primarily attributable to a decrease in foreign currency transaction loss of approximately $366,000 and a decrease in other income of approximately $318,000, offset by an increase in interest expenses of approximately $567,000.

Net loss

As a result of the factors described above, our net loss was $26,722,686 for the six months ended June 30, 2021, compared to net loss of $18,902,165 for the six months ended June 30, 2020, an increase of $7,820,521 or 41.4%.

Foreign currency translation adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company and subsidiaries of LK Technology, MMB and Mobile Media is the U.S. dollar and the functional currency of the Company’s subsidiaries incorporated in China is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries incorporated in China are translated to U.S. dollars using period end rates of exchange for assets and liabilities, and average rates of exchange (for the period) for revenue, costs and expenses. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and comprehensive loss. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation gain of $61,902 for the six months ended June 30, 2021, as compared to a foreign currency translation gain of $462,022 for the six months ended June 30, 2020. This non-cash gain had the effect of decreasing our reported comprehensive loss.

Comprehensive loss

As a result of our foreign currency translation adjustment, we had comprehensive loss for the six months ended June 30, 2021 of $26,660,784, compared to comprehensive loss of $18,440,143 for the six months ended June 30, 2020.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. We historically relied on cash flow provided by operations and financing to provide our working capital. At June 30, 2021 and December 31, 2020, we had cash balances of approximately $14,497,628 and $71,793, respectively. A significant portion of these funds are located in financial institutions located in the PRC and will continue to be indefinitely reinvested in our operations in the PRC.

The following table sets forth a summary of changes in our working capital from December 31, 2020 to June 30, 2021:

			December 31, 2020 to June 30, 2021
	June 30, 2021	December 31, 2020	Change	Percentage Change
Working capital deficit:
Total current assets	$30,613,519	$12,049,113	$18,564,406	154.1%
Total current liabilities	81,831,365	73,613,138	8,218,227	11.2%
Working capital deficit:	$(51,217,846)	$(61,564,025)	$10,346,179	(16.8)%

Our working capital deficit decreased by $10,346,179 to a working capital deficit of $51,217,846 at June 30, 2021 from $61,564,025 at December 31, 2020. This decrease in working capital deficit is primarily attributable to an increase in cash of approximately $14,426,000 due to the financing activities in February 2021, an increase in accounts receivable of approximately $4,897,000, an increase in notes receivable of approximately of $245,000 and a decrease in amounts due to related parties of approximately $310,000, offset by decrease in other receivables of approximately $1,003,000, an increase in accounts payable of approximately $1,406,000, an increase in accrued liabilities and other payables of approximately $6,131,000, an increase in deferred revenue of approximately $896,000 and an increase in lease liability of approximately $96,000.

We incurred negative cash flows from operating activities and net losses for the six months ended June 30, 2021, which raises substantial doubt about the Company’s ability to continue as a going concern. In order to continue as a going concern and mitigate our liquidity risk, the Company will need additional capital resources, among other things. Management’s plans to obtain such resources for the Company include (1) obtaining more sales contracts, (2) increasing proceeds from loans from both unrelated and related parties to provide the resources necessary to fund the development of our business plan and operations, and (3) increasing proceeds from loans from financial institutions and/or existing investors to increase working capital in order to meet capital demands. On September 22, 2021, the Company closed a registered direct offering of (i) 27,333,300 ordinary shares and (ii) warrants to purchase 13,666,650 ordinary shares at a combined purchase price of $1.20. The gross proceeds to Luokung from this offering are approximately $32.8 million. However, management cannot provide any assurance that the Company will be successful in accomplishing these plans.

Cash flows for the six months ended June 30, 2021 compared to the six months ended June 30, 20120

The following summarizes the key components of our cash flows for the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,
	2021	2020
Net cash used in operating activities	$(34,266,792)	$(3,559,914)
Net cash used in investing activities	(68,302,465)	(18,404,241)
Net cash provided by financing activities	116,167,114	18,533,819
Effect of foreign exchange rate changes	827,979	(52,983)
Net increase (decrease) in cash	$14,425,836	$(3,483,319)

Net cash flow used in operating activities was $34,266,792 for the six months ended June 30, 2021 as compared to net cash flow used in operating activities of $3,559,914 for the six months ended June 30, 2020, an increase of $30,706,878.

Net cash flow used in operating activities for the six months ended June 30, 2021 primarily reflected our net loss of approximately $26,722,686, and the add-back of non-cash items, primarily consisting of depreciation and amortization expense of approximately $5,682,000, allowance for doubtful receivables of approximately $4,176,000, foreign currency exchange difference of approximately $73,000, loss on disposal of property, plant and equipment of approximately $104,000, write off of account payables of approximately $202,000 and changes in operating assets and liabilities primarily consisting of an increase in accounts receivable of approximately $5,548,000, a decrease in accounts payable of approximately $1,228,000, a decrease in lease liability of approximately $290,000, a decrease in accrued liabilities and other payables of approximately $11,221,000 and a decrease in deferred tax liability of approximately $283,000, offset by a decrease in other receivables and prepayments of approximately $789,000 and an increase in deferred revenue of approximately $612,000.

Net cash flow used in operating activities for the six months ended June 30, 2020 primarily reflected our net loss of approximately $18,902,000, and the add-back of non-cash items, primarily consisting of depreciation and amortization expense of approximately $3,024,000, impairment for goodwill of approximately $3,620,000, allowance for doubtful receivables of approximately $7,224,000, foreign currency exchange difference of approximately $434,000, loss on disposal of subsidiary of approximately $126,000, gain on derecognition of lease of approximately $41,000, professional fees for common share issuance of approximately $37,000 and changes in operating assets and liabilities primarily consisting of a decrease in accounts payable of approximately $1,662,000, a decrease in lease liability of approximately $157,000, an increase in accrued liabilities and other payables of approximately $938,000 and a decrease in deferred revenue of approximately $2,795,000, offset by a decrease in accounts receivable of approximately $1,636,000 and a decrease in other receivables and prepayment of approximately $2,957,000.

Net cash flow used in investing activities was $68,302,465 for the six months ended June 30, 2021 as compared to net cash flow used in investing activities of $18,404,241 for the six months ended June 30, 2020. During the six months ended June 30, 2021, we made payments for the purchase of property, plant and equipment of approximately $124,000, we made payments for the purchase of other assets of approximately $1,882,000, we made the remaining payment for the acquisition of EMG of approximately $68,235,931 and we made payments for equity investments of approximately $439,000, offset by cash received from acquisition subsidiaries of approximately $2,101,000 and proceeds from disposal of property, plant and equipment of approximately $278,000. During the six months ended June 30, 2020, we made payments for the purchase of property, plant and equipment of approximately $15,000, we made partial payment for the acquisition of EMG as disclosed in the Form 6K filed on September 13, 2019 of approximately $18,262,000 and the disposal of subsidiary of approximately $126,000.

Net cash flow provided by financing activities was $116,167,114 for the six months ended June 30, 2021 as compared to net cash flow provided by financing activities of $18,533,819 for the six months ended June 30, 2020. During the six months ended June 30, 2021, we received proceeds from issuance of common shares of approximately $123,437,000 and additional capital investment from minority shareholders of approximately $377,000, offset by payment of dividends on preferred shares of approximately $664,000, redemption of series B preferred stock of approximately $6,641,000 and deposits of notes of approximately $346,000. During the six months ended June 30, 2020, we received a loan from Hangzhou Maijie Investment Co., Ltd., a subsidiary of Geely Technology of approximately $21,180,000, offset by repayment to related parties of approximately $2,647,000.

About Luokung Technology Corp.

Luokung Technology Corp. is a leading spatial-temporal intelligent big data services company, as well as a leading provider of LBS and HD Maps for various industries in China. Backed by its proprietary technologies and expertise in HD Maps and related intelligent spatial-temporal big data, Luokung establishes city-level and industry-level holographic spatial-temporal digital twin systems and actively serves industries including autonomous driving, vehicle-road collaboration (V2X), smart transportation, smart travel, local business LBS, new infrastructure, smart cities, and smart industries (emergency, natural resources, environmental protection, water conservancy, energy, smart training, among others). The Company routinely provides important updates on its website: www.luokung.com/en.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report for the fiscal year ended September 30, 2017 filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Mr. Jay Yu

Tel: (+86) 10-6506 5217

Email: yujie@luokung.com

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of June 30,	As of December 31,
	2021	2020
Assets
Current assets:
Cash	$14,497,628	$71,793
Accounts receivable, net of allowance for doubtful accounts	8,877,983	3,980,942
Other receivables and prepayment	6,993,327	7,996,378
Notes receivable	244,581	-
Total current assets	30,613,519	12,049,113
Non-current assets:
Property and equipment, net	1,554,585	514,363
Intangible assets, net	110,405,373	42,716,594
Goodwill	83,765,949	11,957,839
Investment	436,835	196,798
Right-of-use assets	1,069,226	369,747
Other assets	1,882,262	-
Other receivables, net (long term)	3,892,066	61,378,420
Total non-current assets	203,006,296	117,133,761
TOTAL ASSETS	233,619,815	129,182,874
Liabilities
Current liabilities:
Accounts payable	7,247,358	5,841,511
Accrued liabilities and other payables	72,597,688	66,467,084
Deferred revenue	1,553,902	657,542
Lease liabilities – current portion	432,417	336,537
Amounts due to related parties	-	310,464
Total current liabilities	81,831,365	73,613,138
Non-current liabilities:
Lease liabilities – non-current portion	581,339	-
Deferred tax liabilities	10,840,358	211,796
Accrued liabilities and other payables (long term)	3,619,086	2,663,835
Total non- current liabilities	15,040,783	2,875,631
TOTAL LIABILITIES	96,872,148	76,488,769

Commitments and contingencies

Shareholders’ Equity

Share capital
Preferred stock, $0.01 par value; 22,794,872 shares authorized, issued and outstanding at June 30, 2021; 24,295,182 shares authorized, issued and outstanding at December 31, 2020	227,949	242,952
Ordinary shares, $0.01 par value; 500,000,000 shares authorized; 336,082,160 shares issued and outstanding at June 30, 2021; Ordinary shares, $0.01 par value; 239,770,000 shares issued and outstanding at December 31, 2020	3,360,822	2,397,701
Additional paid-in capital	274,832,626	164,753,586
Accumulated deficit	(141,550,260)	(113,242,512)
Accumulated other comprehensive income	(1,472,160)	(1,523,978)
Total equity attributable to owners of the company	135,398,977	52,627,749
Non-controlling interest	1,348,690	66,356

Total Shareholders’ Equity	136,747,667	52,694,105

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$233,619,815	$129,182,874

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the Six Months Ended
	June 30,
	2021	2020

Revenues	$37,826,905	$7,315,577
Less: Operating costs and expenses:
Cost of revenues	34,341,999	6,676,517
Selling and marketing	2,343,601	617,839
General and administrative	14,866,329	12,561,785
Research and development	11,379,986	4,343,682
Total Operating costs and expenses	62,931,915	24,199,823
Loss from operations	(25,105,010)	(16,884,246)
Other income (expense):
Interest expense	(2,192,752)	(1,625,821)
Foreign exchange losses, net	(73,128)	(439,326)
Other income, net	364,815	47,228
Total other expense, net	(1,901,065)	(2,017,919)
Loss before income taxes	(27,006,075)	(18,902,165)
Income tax credit	283,389	-
Net loss	$(26,722,686)	$(18,902,165)
Less: Net (loss) profit attributable to the non-controlling interest	(920,641)	70,252
Net loss attributable to owners of the Company	$(27,643,327)	$(18,831,913)
Comprehensive loss:
Net loss	(26,722,686)	(18,902,165)
Other comprehensive income:
Foreign currency translation adjustment	61,902	462,022
Comprehensive loss	$(26,660,784)	$(18,440,143)
Less: Comprehensive loss attributable to the non-controlling interest	(10,084)	(6,134)
Comprehensive loss attributable to owner of the company	$(26,670,868)	$(18,446,277)
Net loss per ordinary share:
Basic and Diluted	$(0.09)	$(0.09)

Weighted average number of ordinary shares outstanding Basic and Diluted	307,146,263	211,365,515

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Six Months Ended
	June 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(26,722,686)	$(18,902,165)
Depreciation and amortization	5,682,011	3,023,748
Foreign currency exchange difference	72,949	433,870
Increase in allowance for doubtful accounts	4,175,541	7,223,875
Impairment for goodwill	-	3,619,968
Loss on disposal of Subsidiary	-	126,373
Gain on derecognition of lease	-	(40,933)
Written off of account payables	(202,447)	-
Common stock issuance for professional fee	-	37,417
Loss on disposal of property, plant and equipment	(103,604)	-
Changes in assets and liabilities
Accounts receivable	(5,547,577)	1,636,010
Other receivables and prepayment	789,242	2,957,066
Deferred revenue	612,040	(2,795,260)
Accounts payable	(1,227,718)	(1,661,641)
Change in lease liability	(290,359)	(156,647)
Change in deferred tax liability	(283,389)	-
Accrued liabilities and other payables	(11,220,795)	938,405
Net cash used in operating activities	(34,266,792)	(3,559,914)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash out flow from acquisition subsidiaries	(66,135,104)	-
Proceeds from disposal of property and equipment	278,374	-
Purchase of property and equipment	(124,421)	(15,488)
Purchase of other assets	(1,882,249)	-
Equity investment	(439,065)	-
Payment made for acquisition of a subsidiary	-	(18,262,379)
Disposal of subsidiary	-	(126,374)
Net cash used in investing activities	(68,302,465)	(18,404,241)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advance from/(repayment to) related parties	5,369	(2,646,638)
Payment of dividends on preferred shares	(664,421)	-
Additional capital investment from minority shareholders	377,020	-
Deposits of notes	(346,117)
Redemption of series B preferred stock	(6,641,328)
Proceeds from issuance of debt	-	21,180,457
Proceeds from issuance of common shares	123,436,591	-
Net cash provided by financing activities	116,167,114	18,533,819

Effect of foreign exchange rate changes	827,979	(52,983)

Net increase (decrease) in cash	14,425,836	(3,483,319)
Cash at beginning of year	71,792	3,695,687

Cash at end of period	$14,497,628	$212,368

Supplemental cash flow disclosures:
Cash paid for amounts included in the measurement of lease liabilities	290,359	-
Interest paid	90,019	73,611
Income taxes paid	-	-
Non- cash transaction:
Right-of-use asset obtained in exchange for new operating lease liabilities	1,906,546	-
Share based compensation	-	37,417

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luokung Technology Corp.

Date: November 1, 2021	By	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer